Contact:
Mark Hodge
Walthausen & Co., LLC
Phone: (6518) 371-3450
mhodge@walthausenco.com

Walthausen Small Cap Value Fund Now Available on Schwab's Mutual Fund OneSource Service®

Clifton Park, NY – August 5, 2008 - Walthausen & Co., LLC, a registered investment advisory firm specializing in small cap value equities, announces that the Walthausen Small Cap Value Fund is now available to investors through the Schwab Mutual Fund OneSource Service®. The fund is available for no transaction fee (NTF) to individual investors as well as to registered advisors who custody assets in the Schwab platform.

"We are pleased to be able to offer our small cap value fund to Schwab's customers through OneSource for no transaction fee" said John Walthausen, CIO of Walthausen & Co. and portfolio manager of the Walthausen Small Cap Value Fund. "We believe that the current financial market environment is providing opportunities to add quality smaller companies to the fund's portfolio at attractive valuations."

Walthausen & Co. searches for small cap securities, defined as those with a market capitalization of $2 billion or less, using a proprietary valuation model to identify companies that are trading at a discount to intrinsic value. Cash flow analysis is an important ingredient in determining attractive candidates for the portfolio. The fund normally will invest at least 80% of net assets in small cap companies.

Walthausen & Co. was founded in August, 2007 by Walthausen, a thirty year veteran of small cap value investing. He brings his extensive analytical and portfolio management experience to the management of the fund, assisted by the investment team who joined him from his former employer, Paradigm Capital Management. The Fund operates with the same investment objective, and follows the same investment strategy and policies as the Paradigm Value Fund (PVFAX), which he managed from its inception in January 1, 2003, through to the time of his departure from Paradigm on July 31, 2007.

The fund was launched on February 1, 2008 and uses the Russell 2000® Value Index as its benchmark. The minimum initial investment is $2,500 for new accounts including retirement accounts. For more information about Walthausen Funds, or to obtain a prospectus for the Walthausen Small Cap Value Fund, please call (888) 925-8428 or visit the fund website at www.walthausenfunds.com.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by visiting www.walthausenfunds.com or by calling (888) 925-8428.The prospectus should be read carefully before investing.